Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACE Aviation Holdings Inc. announces adjustment to conversion rate of
    4.25% convertible senior notes due 2035 in connection with its previously announced special distribution to its shareholders

    MONTREAL, March 22 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that, in connection with its previously announced special distribution of units of Aeroplan Income Fund (TSX: AER.UN) to its shareholders, the conversion rate of the 4.25% Convertible Senior Notes Due
2035 (TSX: ACE.NT.A) (Convertible Notes) of ACE is being adjusted from 20.8333 to 22.2838 Class A variable voting shares (TSX: ACE.RV) or Class B voting shares (TSX: ACE.B) per $1,000 principal amount of Convertible Notes. The adjustment is effective on March 22, 2006 and has been determined in accordance with the terms of the indenture dated as of April 6, 2005 governing the Convertible Notes.
    On February 16, 2006, ACE announced that its board of directors had approved a special distribution to its shareholders of units of Aeroplan
Income Fund. The distribution of 0.18 Aeroplan unit per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE is being made as a return of capital and represents in the aggregate approximately 10.1% of the units of Aeroplan on a fully diluted basis.
    The units of Aeroplan Income Fund have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741
Archived images on this organization are searchable through CNW Photo Archive
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    (ACE.RV. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 08:00e 22-MAR-06